Exhibit 99.1

Immutep completes tranche 2 of its previously announced placement

Sydney, Australia – July 30, 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) is pleased to announce it has completed the second tranche of its institutional placement (Placement), details of which were announced to the market on June 21, 2021. The second tranche of the Placement comprises the issue of 88,970,717 new ordinary fully paid shares in the Company (Tranche 2 Shares) at an issue price of A$0.52 per Tranche 2 Share to raise approximately A$46.3 million. The issue of these shares was as approved by the Company’s shareholders at its Extraordinary General Meeting held on July 26, 2021.

Net proceeds from the now completed A$60 million two-tranche Placement and the recently completed Share Purchase Plan (SPP) which raised A$7.2 million (details of which were announced to ASX on July 21, 2021) bring the total funds raised under the Placement and SPP to approximately A$67.2 million. These funds will be used to support Immutep’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes.

The Tranche 2 Shares were issued today and will commence trading on ASX on Monday, August 2, 2021.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The securities to be offered and sold in the Placement and the SPP have not been, and will not be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Accordingly, such securities may not be offered or sold to persons in the United States or to U.S. Persons, except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement may contain certain “forward-looking statements” including statements regarding the Company’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement may include statements regarding the outcome and effects of the Placement and the SPP and statements regarding Immutep’s future financial performance and results. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This announcement may contain such statements that are subject to risk factors associated with an investment in the Company. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889